Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 1, 2023

Relating to Preliminary Prospectus Supplement dated May 1, 2023

Registration Statement No. 333-249595

Tractor Supply Company

$750,000,000 5.250% Notes due 2033

Final Term Sheet

Dated May 1, 2023

This term sheet is qualified in its entirety by reference to the base prospectus, dated October 22, 2020 and the preliminary prospectus supplement, dated May 1, 2023 (together, the “Preliminary Prospectus”). The information in this pricing term sheet relates to the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus.

Issuer:	Tractor Supply Company (the “Company”)

Trade Date:	May 1, 2023

Settlement Date (T+4):	May 5, 2023

Ratings* (Moody’s/S&P):	Baa1 (Stable) / BBB (Stable)

Aggregate Principal Amount Offered:	$750,000,000

Maturity Date:	May 15, 2033

Coupon (Interest Rate):	5.250% per annum

Interest Payment Dates:	Semi-annually on May 15 and November 15 of each year, beginning November 15, 2023

Benchmark Treasury:	UST 3.500% due February 15, 2033

Benchmark Treasury Price / Yield:	99-17 / 3.557%

Spread to Benchmark Treasury:	T + 175 basis points

Yield to Maturity:	5.307%

Public Offering Price:	99.559% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$741,817,500

Make-Whole Call:	Prior to February 15, 2033 at T + 30 basis points

Par Call:	On or after February 15, 2033

Change of Control:	The Company will be required to make an offer to repurchase the notes upon a change of control triggering event, at a price of 101% of the principal amount of the notes to be purchased, plus accrued and unpaid interest

CUSIP / ISIN:	892356 AB2 / US892356AB23

Joint Book Running Managers:	Wells Fargo Securities, LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
Fifth Third Securities, Inc.
Regions Securities LLC

Co-Managers:	BofA Securities, Inc.
KeyBanc Capital Markets Inc.
PNC Capital Markets LLC

*	Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

We expect that the delivery of the notes will be made to investors on or about May 5, 2023, which will be the fourth business day following the date of this term sheet (such settlement being referred to as T+4). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade notes prior to two business days before delivery may be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade the notes prior to two business days before their date of delivery hereunder should consult their advisors.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC at (800) 645-3751, Truist Securities, Inc. at (800) 685-4786 or U.S. Bancorp Investments, Inc. at (877) 558-2607.